Exhibit 99.1

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com News Release

Media Contact:	Investor Contact:

Fred Hawrysh	Frank J. Golden
Global Director, External Communications	Vice President, Investor Relations
(203) 539-8314	(203) 539-8470
fred.hawrysh@thomson.com	frank.golden@thomson.com

FOR IMMEDIATE RELEASE

Woodbridge to Reinvest 50% of Thomson Dividends Through Q3 2008

STAMFORD, Conn., December 14, 2007 — The Thomson Corporation (NYSE: TOC; TSX: TOC), a leading provider of information solutions to business and professional customers worldwide, today announced that its controlling shareholder, The Woodbridge Company Limited, has indicated that it will reinvest 50% of its quarterly dividends in Thomson common shares during the first three quarters of 2008 in accordance with the terms of Thomson’s dividend reinvestment plan (DRIP).

Reuters announced yesterday its intent to buy back up to 50 million of its ordinary shares prior to being acquired by Thomson. Thomson resumed its own buyback program on November 23 and remains committed to maintaining a strong capital structure and balance sheet.  Woodbridge’s reinvestment decision furthers this commitment and supports Thomson’s and Reuters’ independent share buyback programs.

All eligible Thomson shareholders may elect to reinvest their dividends in Thomson common shares at the prevailing market price under Thomson’s DRIP.

The Thomson Corporation

The Thomson Corporation (www.thomson.com) is a global leader in providing essential electronic workflow solutions to business and professional customers.  With operational headquarters in Stamford, Conn., Thomson provides value-added information, software tools and applications to professionals in the fields of law, tax, accounting, financial services, scientific research and healthcare.  The Corporation’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This news release includes forward-looking statements. There can be no assurance that the proposed acquisition of Reuters will be consummated. The closing of the proposed transaction is subject to various regulatory approvals and the fulfillment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or such conditions will be met. All forward-looking statements in this news release are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks and uncertainties include, without limitation, the effect of regulatory conditions, if any, imposed by regulatory authorities and the reaction of Thomson’s and Reuters customers, suppliers, competitors and others to the proposed transaction. In addition, Thomson does not control Woodbridge and Woodbridge is not obligated to reinvest its dividends in Thomson shares. Additional factors are discussed in the Corporation’s materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation’s latest annual information form, which is also contained in its most recently filed annual report on Form 40-F.  The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

ADDITIONAL INFORMATION

This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities.  Following satisfaction or waiver of the pre-conditions to the proposed Reuters transaction, documents relating to the proposed transaction will be furnished to or filed with the SEC.  Shareholders are urged to read such documents regarding the proposed transaction if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s website at www.sec.gov, at the Canadian securities regulatory authorities’ website at www.sedar.com and from Thomson.  These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States.  For further information about the public reference room, call the SEC at +1 800-732-0330.